January 22, 2013

Ms. Peggy Kim

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re: Bluegreen Corporation

Schedule 13E-3

Filed December 17, 2012

File No. 5-38205

Preliminary Proxy Statement on Schedule 14A

Filed December 17, 2012

File No. 1-09292

Dear Ms. Kim:

We are submitting this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated January 10, 2013 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 (the “Schedule 13E-3”).

Concurrently with our submission of this letter, we are filing via the Commission’s EDGAR system Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect the revisions described in this letter and generally update the information contained in such filings. We are supplementally providing a hard copy of this letter together with blacklined copies of the Amended Proxy Statement and the Amended Schedule 13E-3, each marked to show changes from the respective documents filed on December 17, 2012, as well as the other documents and information provided to the Staff as indicated herein.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with our response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable.

Schedule 13E-3

1.	Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize in the proxy statement any and all presentations made by Cassel Salpeter, Ewing or JMP during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note the preliminary analysis discussed on October 28, 2011 and the opinions and analyses by Cassel and JMP for the stock-for-stock merger have not been filed as exhibits to the Schedule 13E-3 and summarized in the proxy statement. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

In accordance with the Staff’s comment, additional disclosure has been added in the “Special Factors – Background of the Merger” section of the Amended Proxy Statement regarding the preliminary financial information reviewed by Cassel Salpeter and discussed with Bluegreen’s special committee regarding Bluegreen and the merger at the meeting of the special committee held on November 6, 2012 (the “November 6, 2012 Discussion Materials”). A copy of the November 6, 2012 Discussion Materials is filed as Exhibit 99.C.4 to the Amended Schedule 13E-3. We note that, as indicated in the Amended Proxy Statement, the preliminary financial information reviewed by Cassel Salpeter and discussed with Bluegreen’s special committee on November 6, 2012 was substantially similar to the financial information reviewed and discussed by Cassel Salpeter with Bluegreen’s special committee on November 14, 2012, as described in detail in the “Special Factors - Opinion of the Financial Advisor to the Special Committee” section of the Amended Proxy Statement. Accordingly, any description of the preliminary financial information reviewed by Cassel Salpeter and discussed with Bluegreen’s special committee on November 6, 2012 would be duplicative in all material respects of the description in the Amended Proxy Statement regarding the financial information reviewed and discussed by Cassel Salpeter with Bluegreen’s special committee on November 14, 2012. We also note that Ewing’s November 14, 2012 fairness opinion, which is summarized in the Amended Proxy Statement and filed as Exhibit 99.C.3 to the Amended Schedule 13E-3, was the only presentation, discussion or report presented by Ewing to BFC’s board of directors.

As we discussed with you, we have filed the fairness opinions of Cassel and JMP with respect to the previously proposed 2011 stock-for-stock merger as Exhibit 99.C.5 and Exhibit 99.C.6, respectively, to the Amended Schedule 13E-3, and we have revised the Amended Proxy Statement to disclose this fact as well as to describe the respective material similarities and differences between the financial analyses performed by Cassel and JMP in rendering those opinions and the financial analyses performed by Cassel and Ewing in rendering their respective opinions with respect to the currently proposed cash merger.

2.	Refer to Exhibit 99.C.2 and the last page of the opinion in Annex B. Please remove the statement in the first and second paragraphs in Exhibit 99.C.2 that the information is “provided solely for the information of the Special Committee,” as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Cassel’s belief that shareholders cannot rely upon the opinion to support any claims against Cassel arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Cassel). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Cassel would have no effect on the rights and responsibilities of either Cassel or your board of directors under the federal securities laws. Please similarly revise the last page of Annex B.

In accordance with the Staff’s comment, the applicable statements have been removed from Exhibit 99.C.2 to the Amended Schedule 13E-3 and Annex B to the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

3.	Please append the Form 10-K and the recent quarterly reports to the proxy statement since the issuer is not eligible to incorporate by reference. Refer to Item 14(e) and Instruction 2(b) to Item 14 of Schedule 14A.

As we discussed with you, while Bluegreen was a “smaller reporting company” as of June 30, 2011 and 2012, as a result of an increase in the market price of Bluegreen’s Common Stock since that time, the aggregate market value of Bluegreen’s common equity held by non-affiliates of Bluegreen is currently, and was within 60 days of the filing of the Proxy Statement, in excess of $75 million. Accordingly, Bluegreen meets the transaction requirement under Instruction 1.B.1 of Form S-3. In addition, Bluegreen meets the registrant requirements under Instruction 1.A of Form S-3. As a result, pursuant to the applicable rules and regulations of the Commission, including Item 14(e) and Instruction 2(b) to Item 14 of Schedule 14A and the above-referenced instructions of Form S-3, Bluegreen is currently eligible to incorporate by reference information which it previously filed with the Commission.

4.	We note that you define “unaffiliated stockholders” as “shareholders other than BFC and its affiliates….” Please revise to clarify that you are referring to stockholders other than those affiliated with the issuer, rather than those affiliated with BFC.

In accordance with the Staff’s comment, the definition of “unaffiliated shareholders” in the Amended Proxy Statement has been revised to refer to shareholders of Bluegreen who are not affiliated with Bluegreen.

Summary Term Sheet

Opinion of the Financial Advisor to the Bluegreen Special Committee, page 4

5.	Please also describe the Ewing fairness opinion in the summary.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to include a summary description of the Ewing fairness opinion within the “Summary Term Sheet” section.

Interests of Certain Persons in the Merger, page 5

6.	Please revise the fourth bullet point to describe the “treatment” of stock options and restricted stock awards, including the accelerated vesting provisions.

In accordance with the Staff’s comment, the fourth bullet point within this section has been revised in the Amended Proxy Statement to describe the “treatment” of stock options and restricted stock awards, including the accelerated vesting provisions.

Financing of the Merger, page 5

7.	We note that you plan to fund $78.25 million of the merger consideration through “debt financing and by utilizing the assets of Bluegreen.” If true, please revise, here and on page 41, to clarify that you have not obtained any of this debt financing and describe any specific plans to obtain the debt financing.

In accordance with the Staff’s comment, this section as well as the “Special Factors – Financing of the Merger” section of the Amended Proxy Statement has been revised to include a statement regarding current plans to obtain the balance of the debt financing and clarify that such debt financing has not yet been obtained.

Special Factors, page 14

Background of the Merger, page 14

8.	We note that in late 2009, BFC, through Woodbridge, purchased approximately 7.4 million shares from a third party shareholder. As a result of the stock purchase, BFC and Woodbridge gained a controlling interest in the company, increasing their ownership percentage from 29% to 54%. In addition, it appears that the stock purchase increased the probability of success of, or otherwise facilitated, the proposed merger. Further, the purchase was made at a price of approximately $3.12 per share, which is below the offer price in the merger and which reduces the aggregate expense of the transaction. Please tell us why the stock purchase was not a step in a series of transactions reasonably likely to have one or more of the effects listed in Rule 13e-3(a)(3)(ii). Refer to Q&A No. 4 in SEC Release 34-17719.

BFC does not believe that the purchase in November 2009 of approximately 7.4 million shares of Bluegreen’s common stock from a third party shareholder constituted a step in a series of transactions reasonably likely to have one or more of the effects listed in Rule 13e-3(a)(3)(ii) nor was it a part of a series of transactions which, taken together, constitute a Rule 13e-3 transaction. As described in Q&A No. 4 in SEC Release 34-17719 (the “Release”), the determination of when a transaction by an issuer or an affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction must be based upon the particular facts and circumstances of each situation. By way of background, Central Florida Investments, Inc. and its affiliates (collectively, “CFI”), the third parties from whom BFC acquired the shares in 2009, was subject to a settlement agreement entered into with Bluegreen in 2006 in connection with the resolution of litigation arising out of the acquisition of Bluegreen’s common stock by CFI. Under the terms of the initial settlement agreement, CFI was required to divest of approximately 5.3 million of the 9.6 million shares of Bluegreen’s common stock owned by it within one year, and the balance within two years, of the date of the settlement agreement. Over the course of the following three years, CFI experienced difficulty in selling the shares in amounts sufficient to comply with the settlement agreement. As a result, between 2007 and 2009, CFI and Bluegreen entered into a series of amendments to the settlement agreement which extended the period of time over which CFI was required to dispose of its Bluegreen shares. Over this same period, the U.S. economy deteriorated drastically, including the real estate and time share industries in which CFI and Bluegreen operated, and the trading price of Bluegreen’s common stock decreased significantly. By 2009, CFI was in financial distress and approached both Bluegreen and BFC to inquire whether either party was interested in acquiring all of its Bluegreen shares. At the time, Bluegreen made a determination not to purchase the shares based on its cash position and restrictive covenants contained in its debt instruments. BFC viewed the proposed acquisition as an opportunity to increase its investment in Bluegreen at a time when it had available liquidity, while at the same time removing from the market a significant number of shares which would otherwise have been sold over a period of time, negatively affecting the trading market for Bluegreen’s common stock. At the time of BFC’s acquisition of the shares from CFI, the $3.12 per share purchase price was in excess of the market price during the period.

In Q&A No. 4 in the Release, the SEC focuses first on whether a transaction is effected for the “purpose” of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii) in determining whether a transaction by an issuer or an affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction. While the 2009 stock purchase was effected to increase BFC’s ownership interest in Bluegreen, it was not effected with any view at that time of increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, a Rule 13e-3 transaction. In fact, it was not until September 2012 (nearly three years after the 2009 stock purchase), that BFC began considering a possible Rule 13e-3 transaction with Bluegreen. As described in the proxy statement, the stock-for-stock merger contemplated by the merger agreement entered into by BFC and Bluegreen during November 2011 required, as a condition precedent to the merger, that BFC’s Class A Common Stock be listed on a national securities exchange at the effective time of the merger. As a result, the stock-for-stock merger would not have been a Rule 13e-3 transaction. BFC began considering alternatives to the stock-for-stock merger, including the currently proposed cash merger, only after it was unable to satisfy the requirement in the 2011 merger agreement that BFC’s Class A Common Stock be listed on a national securities exchange at the effective time of the merger. This fact could not have been reasonably anticipated by BFC and was entirely outside of BFC’s control. Accordingly, BFC respectfully submits that it is apparent that the 2009 stock purchase was not effected by BFC for the purpose of, or with a view to, increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, a transaction having one or more of the effects specified in Rule 13e-3(a)(3)(ii).

As further described in the Release, “in the absence of a purpose of producing or facilitating the production of any of the specified effects, the determination of whether a transaction or series of transactions is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects.” The Release continues “On this basis, a Rule 13e-3 transaction would be deemed to commence with the first transaction which occurs at or after the time when it becomes reasonably likely that any of the specified effects will occur and which directly or indirectly contributes to the production of such effects.” Based upon the facts and circumstances described above, including that the 2009 stock purchase occurred almost three years before the time that it became reasonably likely that any of the effects specified in Rule 13e-3(a)(3)(ii) would occur, BFC does not believe that the 2009 stock purchase constitutes part of a series of transactions involving a Rule 13e-3 transaction under this additional standard either.

9.	Please revise to describe each of the alternatives considered by the Bluegreen board or management and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

In accordance with the Staff’s comment, the “Special Factors – Background of the Merger” section of the Amended Proxy Statement has been revised to describe the alternatives considered by Bluegreen and the reasons for their rejection.

10.	Please revise to describe each filing person’s reasons for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A.

In accordance with the Staff’s comment, the “Special Factors – Background of the Merger” section of the Amended Proxy Statement has been revised to describe each filing person’s reasons for undertaking the Rule 13-3 transaction at this time.

11.	Please revise to describe the factual basis alleged to underlie the SEC civil action against BBX and Mr. Levan and the relief sought.

In accordance with the Staff’s comment, the “Special Factors – Background of the Merger” section of the Amended Proxy Statement has been revised to describe the factual basis alleged to underlie the SEC civil action against BBX and Mr. Levan and the relief sought.

12.	Please refer to the disclosure about the October 12, 2011 meeting. Please revise to further clarify why “BFC’s voting position in Bluegreen and intent to continue its relationship with Bluegreen” made a market check “likely not to be productive.”

In accordance with the Staff’s comment, the disclosure about the October 12, 2011 meeting contained in the Amended Proxy Statement has been revised to further clarify why BFC’s voting position in Bluegreen and intent to continue its relationship with Bluegreen made a market check likely not to be productive.

Recommendation of the Special Committee and Board of Directors, page 21

Board of Directors, page 22

13.	Please revise to expressly state in this section whether the board believes the transaction is substantively fair and whether the first set of bullet points on page 22 supports the board’s substantive fairness determination.

This section of the Amended Proxy Statement has been revised to clarify that Bluegreen’s board believes the transaction is substantively fair and that the first set of bullet points within this section support the board’s substantive fairness determination.

14.	Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed the value offered to Bluegreen shareholders in the prior stock-for-stock merger proposal and the stock purchase by BFC in late 2009. See Q&A No. 20 in Exchange Act Release No. 17719.

Neither Bluegreen’s special committee nor board of directors considered in connection with its determination relating to the currently proposed cash merger either the purchase price paid by BFC in its share purchase from CFI during 2009 or the value of BFC’s Class A Common Stock which Bluegreen’s shareholders would have received in the previously proposed stock-for-stock merger. However, Bluegreen notes that it believes the pendency of the previously proposed stock-for-stock merger positively impacted the market price of Bluegreen’s Common Stock, and that the historical trading price was a factor considered by Bluegreen’s special committee and board of directors in making their respective fairness determinations. In accordance with Staff’s comment, disclosure to this effect has been included in the “Special Factors - Recommendation of the Special Committee and Board of Directors” section of the Amended Proxy Statement.

15.	Please revise throughout the proxy statement to omit references to an “arms’ length” negotiation since this is a going private transaction by affiliates.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to delete all references to “arms’ length negotiations” between the parties.

16.	Refer to the last bullet point of this section which refers to “other risks associated with the merger.” Please revise to discuss all material factors and considerations under this section.

This confirms that all material factors and risks considered by Bluegreen’s board and special committee are discussed in this section. As a result, and in accordance with the Staff’s comment, the Amended Proxy Statement has been revised to delete the reference to “other risks associated with the merger.”

Opinion of the Financial Advisor to the Special Committee, page 24

17.	Please revise to disclose the “other internal financial information” furnished to Cassel.

Bluegreen acknowledges the Staff’s comments and notes that the material internal financial information furnished to Cassel Salpeter consisted of the projected financial information summarized in the “Special Factors – Projected Financial Information” section of the Amended Proxy Statement” Accordingly, the disclosure in the “Special Factors - Opinion of the Financial Advisor to the Special Committee” section of the Amended Proxy Statement has been revised to remove the reference to “other internal financial information.”

18.	Please disclose whether Cassel has consented to the inclusion of its report and the summary of the report in the proxy materials. Please similarly revise the discussion under the Ewing fairness opinion beginning on page 34.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to disclose that each of Cassel and Ewing has consented to the inclusion of its report and the summary of the report in the proxy materials.

Summary of Financial Analyses Performed by Cassel Salpeter, page 26

Discounted Cash Flows Analysis, page 27

19.	Please revise to provide additional disclosure about the underlying data used in the analysis, including the estimates of Bluegreen’s free cash flows and terminal value, so that investors may understand how the analysis resulted in an implied range of $9.80 to $11.50. Please describe why the particular reference range and perpetual growth rates were selected.

In accordance with the Staff’s comment, the disclosure in the “Special Factors - Opinion of the Financial Advisor to the Special Committee” section of the Amended Proxy Statement has been revised to disclose why the applicable reference range and perpetual growth rates were selected by Cassel Salpeter and the terminal value indicated by Cassel Salpeter’s analysis. In addition, Bluegreen notes that its estimates of cash flows as provided to Cassel Salpeter and BFC is disclosed in the “Special Factors - Projected Financial Information” section of the Amended Proxy Statement.

Selected Companies Analysis, page 27

20.	Please revise to disclose the enterprise values and projected EBITDA for each comparable company and for Bluegreen. Please revise to describe why Cassel used the selected multiple ranges.

In accordance with the Staff’s comment, the relevant disclosure in the “Special Factors - Opinion of the Financial Advisor to the Special Committee” section of the Amended Proxy Statement has been revised to include the respective enterprise values of the selected companies and a statement as to why Cassel used the selected multiple ranges. With regard to the projected EBITDA for the selected companies, we note that they were not included in the report furnished to Bluegreen’s special committee and, as such, should not be required to be included in the summary of Cassel’s opinion and financial analyses.

Selected Transactions Analysis, page 28

21.	Please revise to disclose the enterprise value, the trailing twelve month EBITDA, and the multiples for each selected transaction and for Bluegreen. Please revise to describe why the selected multiple ranges were used in the analysis.

In accordance with the Staff’s comment, the relevant disclosure in the “Special Factors - Opinion of the Financial Advisor to the Special Committee” section of the Amended Proxy Statement has been revised to disclose the enterprise value, the trailing twelve month EBITDA, and the multiples for each selected transaction and for Bluegreen, as well as to describe why the selected multiple ranges were used in the analysis.

Purposes and Reasons for the Purchaser Group for the Merger, page 31

22.	We note that the purchaser group is “undertaking the merger at this time based on the time frames” discussed in the background section. Please revise to provide expanded disclosure regarding the reasons for each filing persons’ choice to engage in the transaction at this time. Please refer to Item 1013(c) of Regulation M-A.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to provide expanded disclosure regarding the reasons for each filing person’s choice to engage in the transaction at this time.

Analyses Performed by the Financial Advisor to BFC’s Board of Directors, page 34

Discounted Cash Flow Methodology, page 36

23.	Please revise to provide additional disclosure about the underlying data used in the analysis, including the estimates of cash flows, terminal value and working capital requirements, so that investors may understand how the analysis resulted in an implied range of $10.11 to $10.56 per share. Please also describe why the particular multiple and discount rates were used.

In accordance with the Staff’s comment, the disclosure in the “Special Factors – Analyses Performed by the Financial Advisor to BFC’s Board of Directors” section of the Amended Proxy Statement has been revised to direct the reader to the estimates of cash flow provided to Ewing by Bluegreen as disclosed in the “Special Factors - Projected Financial Information” section of the Amended Proxy Statement. In addition, disclosure has been added which describes the factors considered by Ewing in determining the particular discount rate and multiple used in its analysis.

Enterprise Value Methodology, page 36

24.	Please revise to provide additional disclosure about the underlying data of the four companies and their ratios of Enterprise Value to EBITDA. Please also describe the criteria for selecting the four companies. In addition, please describe how the analysis supports the conclusion that the merger consideration of $10.00 per share is fair.

In accordance with the Staff’s comment, the disclosure in the “Special Factors – Analyses Performed by the Financial Advisor to BFC’s Board of Directors” section of the Amended Proxy Statement has been revised to provide additional disclosure regarding the criteria for selecting the three companies included in Ewing’s analysis, and to add the data of these companies included in Ewing’s analysis, including their ratios of Enterprise Value to EBITDA. In addition, additional disclosure has been added to explain that Ewing considered the $8.54 per share Enterprise Value of Bluegreen calculated by Ewing, together with the other indicators of value presented in its analysis, in arriving at its opinion that the merger consideration of $10.00 per share is fair to BFC’s shareholders.

Premium Analysis, page 37

25.	We note that Ewing considered the indicated purchase premium of over 70% to be “a high premium by current market standards.” If Ewing considered the premiums offered in other transactions, then please disclose the names of the parties to the selected transactions, the comparable trading information and the criteria for selecting the comparable transactions.

In referring to the premium as a “high” premium, Ewing intended to point out that, based upon its professional judgment and experience, it considered the 70% premium represented by the $10.00 per share merger consideration over the pre-announcement market price of Bluegreen’s Common Stock to be a high premium. However, Ewing based this judgment on its understanding of general market conditions and did not perform a comparison of this premium with other specific merger and acquisition transactions to support its judgment.

Market Comparisons, page 37

26.	Please revise to disclose the underlying data for Silverleaf Company that Ewing considered and the selection criteria used to decide that Silverleaf was the only recent comparable transaction.

In accordance with the Staff’s comment, the disclosure in the “Special Factors – Analyses Performed by the Financial Advisor to BFC’s Board of Directors” section of the Amended Proxy Statement has been revised to disclose the underlying data for Silverleaf Resorts that Ewing considered in its analysis and to disclose the criteria Ewing considered to decide that the Silverleaf transaction was the only recent comparable transaction.

Effects of the Merger, page 38

27.	Please revise to describe the effects of the Rule 13e-3 transaction on the issuer and its affiliates, including the filing persons. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates, including the filing persons, and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

In accordance with the Staff’s comment, this section of the Amended Proxy Statement has been revised to further describe the effects of the merger on Bluegreen and its affiliates, including BFC, Woodbridge, BBX Capital, Merger Sub, Alan B. Levan and John E. Abdo, as well as Bluegreen’s unaffiliated shareholders. We believe that the potential benefits and detriments to each such individual, entity and group are quantified to the extent practicable in the Amended Proxy Statement.

28.	Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies.

In accordance with the Staff’s comment, this section of the Amended Proxy Statement has been revised to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies.

29.	Please revise to present one table since beneficial ownership should reflect both direct and indirect holdings, or advise us. Refer to Rule 13d-3.

As we discussed with you, each applicable entity’s and individual’s direct and indirect holdings are presented in a single table. The two tables presented in the Amended Proxy Statement reflect different time periods – the first table reflects the year ended December 31, 2011, and the second table reflects the nine months ended September 30, 2012. We have revised the Amended Proxy Statement to clarify this by adding descriptive headings above each table setting forth the time periods to which they relate.

30.	We note that Bluegreen’s bylaws will be amended immediately following the effective time of the merger. Please revise to append the form of amended bylaws to the proxy statement.

In accordance with the Staff’s comment, the currently contemplated form of Amended and Restated Bylaws of Bluegreen has been included as Annex E to the Amended Proxy Statement.

Interests of Certain Persons in the Merger, page 42

Treatment of Stock Options, page 43

31.	Please revise this table to reflect the cash payments to be received as merger consideration for the shares of common stock owned by each officer and director.

In accordance with the Staff’s comment, the table contained in the Amended Proxy Statement has been revised to reflect the cash payments expected to be received as merger consideration for the shares of Bluegreen’s common stock owned by each executive officer and director.

Appointment to BFC’s Board of Directors, page 43

32.	Please revise to identify the six current directors of Bluegreen who are not currently directors of BFC.

In accordance with the Staff’s comment, this disclosure has been revised in the Amended Proxy Statement to name the six current directors of Bluegreen who are not also directors of BFC.

Material United States Federal Income Tax Consequences, page 45

33.	Please revise to describe the tax consequences to Bluegreen and the filing persons. Refer to Item 1013(d) of Regulation M-A.

In accordance with the Staff’s comment, the “Special Factors - Material United States Federal Income Tax Consequences” section of the Amended Proxy Statement has been revised to include a description of the material United States federal income tax consequences of the merger to Bluegreen and the members of the Purchaser Group.

Litigation Related to the Merger, page 46

34.	Please revise to describe the facts alleged in the Massachusetts proceedings referenced in your disclosure. Also provide us with copies of the pleadings, including complaints and answers, related to the lawsuits discussed in this section and for any lawsuits filed subsequent to the filing of your preliminary proxy statement.

In accordance with the Staff’s comment, the “Special Factors - Litigation Related to the Merger” section of the Amended Proxy Statement has been revised to include disclosure regarding the facts alleged in the Massachusetts proceedings. We are supplementally providing you with copies of the pleadings, including complaints and answers, related to the litigation discussed in this section of the Amended Proxy Statement. Other than as described in the Amended Proxy Statement, there is no pending litigation relating to the transaction.

Material United States Federal Income Tax Consequences, page 45

35.	Please revise to describe the federal income tax consequences to the issuer and to the purchaser group. Refer to Item 1013(d) of Regulation M-A.

We refer you to our response to comment 33 and the “Special Factors - Material United States Federal Income Tax Consequences” section of the Amended Proxy Statement.

We have attempted to address the comments raised by the Staff regarding the Proxy Statement and Schedule 13E-3. If you have any questions or require any additional information, please feel free to contact the undersigned at (305) 982-5618. Thank you for your assistance.

Sincerely,

/s/ Anthony M. Puleo
Anthony M. Puleo
Senior Vice President, Chief Financial Officer and Treasurer

Each of the filing persons hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 22, 2013	BLUEGREEN CORPORATION

By:	/s/ Anthony M. Puleo
Name:	Anthony M. Puleo
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Date: January 22, 2013	BFC FINANCIAL CORPORATION

By:	/s/ Alan B. Levan
Name:	Alan B. Levan
Title:	Chairman, Chief Executive Officer and President

Date: January 22, 2013	WOODBRIDGE HOLDINGS, LLC

By:	/s/ Alan B. Levan
Name:	Alan B. Levan
Title:	Chief Executive Officer and Manager

Date: January 22, 2013	BXG FLORIDA CORPORATION

By:	/s/ Alan B. Levan
Name:	Alan B. Levan
Title:	Chief Executive Officer

Date: January 22, 2013	BBX CAPITAL CORPORATION

By:	/s/ Alan B. Levan
Name:	Alan B. Levan
Title:	Chairman and Chief Executive Officer

Date: January 22, 2013	ALAN B. LEVAN

/s/ Alan B. Levan
Alan B. Levan

Date: January 22, 2013	JOHN E. ABDO

/s/ John E. Abdo
John E. Abdo